UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EXACT Sciences Corporation

File No. 000-32179 - CF# 22081

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       EXACT Sciences Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 9, 2008.

       Based on representations by EXACT Sciences Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.1   through August 14, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Rolaine S. Bancroft
                Special Counsel